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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2002


                    Jilin Chemical Industrial Company Limited
                    -----------------------------------------
                 (Translation of registrant's name into English)

                         Jilin City, Jilin Province, PRC
                         -------------------------------
                    (Address of principal executive offices)




          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F         X         Form 40-F _______________
                            ----------------

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes ____________   No      X
                                        ------------

          If "Yes" is marked, indicate below the file number assigned to the
          registrant in connection with Rule 12g3-2(b): 82-   Not Applicable
                                                            ------------------

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Jilin Chemical Industrial Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

                                                                        Page
                                                                        ----

An announcement by the Company dated
December 3, 2002                                                           3

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The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                           [COMPANY NAME IN CHINESE]

           (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)

                                  ANNOUNCEMENT

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The Directors noted the Articles in relation to the financial position of the
Company as set forth below.

The Board wishes to clarify that it does not know the source of information on which the Articles were based. In relation to the expected financial performance of the Company, investors are requested to refer to the announcement of the Company made on October 30, 2002.

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The board of directors (the "Board") of Jilin Chemical Industrial Company
Limited (the "Company") noted certain articles appearing in various newspapers today (the "Articles"). The Articles quoted certain government official as stating that the Company will sustain a loss for the financial year of 2002 but will expect to achieve a turn around for the year 2003.

The Board wishes to clarify that it does not know the source of information on which the Articles were based. In relation to the expected financial performance of the Company, investors are requested to refer to the announcement of the Company of its third quarterly report for 2002 made on October 30, 2002 which appeared in Wen Wei Po and The Standard for detailed information. It is stated in the said announcement that the Company expects to record a loss for the full year of 2002 but will endeavour to attain better results for shareholders in 2003.

                                                      By order of the Board
                                                           Zhang Liyan
                                                        Company Secretary

Jilin, the People's Republic of China
December 3, 2002

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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED



Date: December 4, 2002                By:  /s/Shi Jianxun
                                           ------------------------------------
                                           Name:  Shi Jianxun
                                           Title: General Manager